Exhibit 99.1

Purple Biotech Reports First Quarter 2025 Financial Results

Final CM24 Phase 2 data presented at AACR Annual Meeting 2025, strengthening patient selection strategy for CM24 Phase 2b study planned to be initiated in Second Half of 2025

NT219 data presented at AACR Annual Meeting 2025; NT219 Phase 2 study in head and neck cancer on track to be initiated in First Half of 2025

CAPTN-3 differentiated T-cells and NK cells engagers tri-specific platform advances toward first-in-human clinical trials

REHOVOT, Israel, May 21, 2025 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. ("Purple Biotech" or "the Company") (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance, announced today financial results for the three months ended March 31, 2025.

“We are pleased to report continued progress on our milestones, including additional confirmatory biomarker data from our randomized Phase 2 study of CM24 and the collaboration for our upcoming NT219 plus cetuximab or pembrolizumab Phase 2 trial in head and neck cancer. The latest data presentations for these two important assets at the recent American Association for Cancer Research (AACR) annual meeting provide further evidence for, and increase our confidence in, patient selection and potential positive outcomes,” stated Purple Biotech CEO Gil Efron. “In parallel, our promising CAPTN-3 T-cells and NK cells engagers platform continues to generate compelling pre-clinical data, and we look forward to presenting these data on our tri-body technology at an upcoming scientific conference. We are advancing our pipeline while prudently managing expenses, with a cash runway through mid-2026.”

Recent Clinical & Corporate Highlights:

●	Final Phase 2 data for CM24 study presented at AACR Annual Meeting 2025

●	Statistically significant efficacy in biomarker subgroup analyses was observed:

●	78% reduction in risk of death and 81% reduction in risk of progression or death in defined pretreatment ranges of serum or tumor CEACAM1 subgroup

●	61% reduction in risk of death and 72% reduction in risk of progression or death in defined pretreatment ranges of serum CEACAM1 or myeloperoxidase (MPO) subgroup

●	90% reduction in risk of death and 81% reduction in risk of progression or death in high tumor CEACAM1 and low PD-L1 combined positive score (CPS) subgroup

●	The biomarkers identified in the CM24 Phase 2 study are planned to be used for patient selection in the Phase 2b study, planned to be initiated in the second half of 2025

Purple Biotech reported final results from its randomized Phase 2 study of CM24 in pancreatic ductal adenocarcinoma patients in a poster presentation titled "Final analysis of the randomized Phase 2 cohort of CM24 with nivolumab and chemotherapy in pancreatic cancer & potential serum biomarkers" at the AACR Annual Meeting 2025 held in April 2025. Statistically significant efficacy in biomarker subgroup analyses was observed. These findings support the patient selection strategy for the Phase 2b study of CM24, which is planned to be initiated in the second half of 2025.

●	NT219 Phase 2 Head and Neck Cancer trial to evaluate NT219 with standard-of-care drugs. NT219 to be combined with pembrolizumab (Keytruda) or cetuximab (Erbitux)

●	New positive head and neck cancer data presented at AACR

●	NT219’s suppression of brain metastasis in colorectal cancer published in Neuro Oncology

●	Patent in U.S. enhances global IP protection for commercialization

A Phase 2 study of NT219 for the treatment of recurrent/metastatic squamous cell carcinoma of the head and neck (R/M SCCHN) will combine NT219 with the standard-of-care anti-PD1 checkpoint inhibitor pembrolizumab (Keytruda) or with the epidermal growth factor receptor (EGFR) blocker cetuximab (Erbitux). The study will also explore potential biomarkers that were previously identified in a prior NT219 study. The investigator-initiated Phase 2 trial is led by Dr. Antonio Jimeno, Professor and Director of the Head and Neck Cancer Program at the University of Colorado Anschutz Medical Campus.

Two posters reporting new positive NT219 data were presented at AACR Annual Meeting 2025. The poster titled "NT219 overcomes immune evasion mechanisms in head and neck squamous cell carcinoma (HNSCC)" demonstrated that NT219 inhibits major targets and signaling pathways that play a key role in tumor immune evasion, including STAT3 and IRS-to-β-catenin pathways. In a clinical setting, upregulation of pIGF1R and pSTAT3 were correlated with patient response and suggested as potential biomarkers for NT219 treatment. These and other findings demonstrated the potential of NT219 to restore the efficacy of immunotherapies and expand the patient population that can benefit from these drugs. The poster titled “APC-loss as a potential biomarker for NT219 treatment in colorectal cancer" suggested that the response to NT219 is associated with enhanced wnt/β-catenin signaling or loss of function mutation of its negative regulator APC (APC-loss).

An independent study of NT219 titled "IRS2 as a driver of brain metastasis in colorectal cancer: a potential target for novel therapeutic strategies" was published in the peer reviewed journal Neuro Oncology. The findings demonstrate that a combination therapy of NT219 and 5-fluorouracil (5-FU) inhibits colorectal cancer brain metastasis through the IRS2 pathway. The research conducted by Prof. Ido Wolf, Dr. Tami Rubinek, and their team at Tel Aviv University and Sourasky Medical Center found that IRS2, a novel target of NT219, is a driver of brain metastasis in colorectal cancer.

The U.S. Patent and Trademark Office issued a patent for NT219 used in combination with EGFR antibodies for treating cancer patients who have acquired resistance to EGFR therapies. This latest U.S. patent completes the geographic patent protection for NT219 used in combination with cetuximab in major markets, such as the United States, Europe, China and Japan, and we believe this additional patent positions the Company well for the potential future commercialization of NT219.

●	Pre-clinical research collaboration with Icahn School of Medicine at Mount Sinai for CAPTN-3 tri-specific antibody platform

Purple Biotech entered into a Research Collaboration Agreement with the Icahn School of Medicine at Mount Sinai in New York to explore the immunoregulation of NK and T cells within the tumor microenvironment by CAPTN-3 multi-specific engagers, designed with the purpose of enhancing tumor-specific immunity against various cancer types. This collaboration offers an opportunity to deepen the understanding of tumor immune evasion mechanisms that CAPTN-3 uniquely addresses, with the goal of paving the way for effective treatments for many challenging tumor indications. Purple Biotech is working with Principal Investigator Amir Horowitz, PhD, and his team at Mount Sinai to validate the unique aspects of the CAPTN-3 design in a wide screen of patient-derived tumors, potentially providing new insights for overcoming resistance to standard frontline immunotherapies.

●	Strengthened the management team with the appointment of Shai Lankry as Chief Financial Officer

Financial Results for the Three Months Ended March 31, 2025

Research and Development Expenses were $0.8 million for the three months ended March 31, 2025, reflecting a decrease of $2.6 million, or 76.5%, from $3.4 million in the same period of 2024. The reduction was primarily due to reduced clinical trial related expenses.

General and Administrative Expenses were $0.6 million for the three months ended March 31, 2025, compared to $1 million in the same period of 2024, representing a decrease of $0.4 million, mainly due to a $0.3 million reduction in cash and non-cash salaries and related expenses.

Operating Loss was $1.4 million for the three months ended March 31, 2025, a decrease of $3.1 million, or 68.9%, compared to $4.5 million in the same period of 2024, mainly due to the decrease in research and development expenses.

Adjusted Operating Loss (as reconciled below) was $1.3 million for the three months ended March 31, 2025, a decrease of $2.9 million, compared to $4.2 million in the same period of 2024, primarily due to the decrease in research and development expenses.

Finance Income, net was $1.0 million for the three months ended March 31, 2025, compared to $0.7 million in the same period of 2024, representing an increase of $0.3 million, primarily attributable to a non-cash gain resulting from the revaluation of outstanding warrants.

Net Loss was $0.5 million, or $0.17 per basic and diluted ADS for the three months ended March 31, 2025, compared to a net loss of $3.8 million, or $2.8 per basic and diluted ADS, in the same period of 2024. The decrease in net loss was mainly due to the $3.1 million decrease in operating expenses and $0.3 million increase in finance income, net.

As of March 31, 2025, Purple Biotech had cash and cash equivalents and short-term deposits of $6.7 million. This cash position provides a cash runway into mid 2026.

During the three months ended March 31, 2025, the Company sold, under the Open Market Sale AgreementSM with Jefferies LLC, approximately 63 thousand ADSs, at an average price of $3.5 per ADS. Net proceeds to the Company were approximately $166 thousand, net of issuance expenses.

Non-IFRS Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with International Financial Reporting Standards ("IFRS"), including adjusted operating loss. This non-IFRS measure is not based on any standardized methodology prescribed by IFRS and is not necessarily comparable to similar measures presented by other companies. Adjusted operating loss adjusts for non-cash share-based compensation expenses. The Company's management and board of directors utilize this non-IFRS financial measure to evaluate the Company's performance. The Company provides this non-IFRS measure of the Company's performance to investors because management believes that this non-IFRS financial measure, when viewed with the Company's results under IFRS and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, this non-IFRS measure is not a measure of financial performance under IFRS and, accordingly, should not be considered as an alternative to IFRS measures as indicators of operating performance. Further, this non-IFRS measure should not be considered a measure of the Company's liquidity. A reconciliation of certain IFRS to non-IFRS financial measures has been provided in the tables included in this press release.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company's oncology pipeline includes CM24, NT219, and CAPTN-3. CM24 is a humanized monoclonal antibody that blocks CEACAM1, which supports tumor immune evasion and survival through multiple pathways. CEACAM1 on tumor cells, immune cells and neutrophils extracellular traps is a novel target for the treatment of multiple cancer indications. As proof of concept of these novel pathways, the Company completed a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC) with CM24 as a combination therapy with the anti-PD-1 checkpoint inhibitor nivolumab and chemotherapy, demonstrating clear and consistent improvement across all efficacy endpoints and the identification of two potential serum biomarkers. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. A Phase 1 dose escalation study was concluded as a monotherapy and in combination with cetuximab, in which NT219 demonstrated anti-tumor activity in combination with cetuximab in second-line patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck (R/M SCCHN). The Company is advancing NT219 into a Phase 2 study in collaboration with the University of Colorado, to treat R/M SCCHN patients in combination with cetuximab or pembrolizumab. The Company is advancing CAPTN-3, a preclinical platform of conditionally activated tri-specific antibodies, which engage both T cells and NK cells to induce a strong, localized immune response within the tumor microenvironment. The cleavable capping technology confines the compound's therapeutic activity to the local tumor microenvironment, thereby potentially increasing the anticipated therapeutic window in patients. The third arm specifically targets the Tumor Associated Antigen (TAA). The technology presents a novel mechanism of action by unleashing both innate and adaptive immune systems to mount an optimal anti-tumoral immune response. IM1240 is the first tri-specific antibody in development that targets the 5T4 antigen, which is expressed in a variety of solid tumors and is associated with advanced disease, increased invasiveness, and poor clinical outcomes. The Company's corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and IM1240; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2024 and in our other filings with the U.S. Securities and Exchange Commission ("SEC"), including our cautionary discussion of risks and uncertainties under "Risk Factors" in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date on which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, https://www.sec.gov.

CONTACTS:

Company Contact:
IR@purple-biotech.com

Purple Biotech Ltd.

Consolidated Unaudited Statements of Financial Position as of:

	March 31	December 31
	2025	2024
	USD thousands	USD thousands
Assets
Cash and cash equivalents	5,772	7,401
Short term deposits	846	848
Other investments	469	275
Other current assets	428	384

Total current assets	7,515	8,908

Non-current assets
Right to use assets	126	164
Fixed assets, net	111	124
Intangible assets	27,842	27,842

Total non – current assets	28,079	28,130

Total assets	35,594	37,038

Liabilities
Current maturity of lease liabilities	137	183
Accounts payable	868	1,455
Warrants	411	1,149
Other payables	1,342	1,200

Total current liabilities	2,758	3,987

Non-current liabilities

Post-employment benefit liabilities	140	140

Total non–current liabilities	140	140

Equity
Share capital, no par value	-	-
Share premium	147,937	147,631
Receipts on account of warrants	21,145	21,145
Capital reserve for share-based payments	8,810	8,875
Capital reserve from transactions with related parties	761	761
Capital reserve from transactions with non-controlling interest	(859)	(859)
Accumulated loss	(145,146)	(144,693)

Equity attributable to owners of the Company	32,648	32,860
Non-controlling interests	48	51
Total equity	32,696	32,911

Total liabilities and equity	35,594	37,038

Purple Biotech Ltd.

Consolidated Unaudited Statement of Operations for the three months ended

	March 31	March 31
	2025	2024
	USD thousands	USD thousands

Research and development expenses	760	3,423
General and administrative expenses	646	1,043

Operating loss	1,406	4,466

Finance expenses	35	17
Finance income	(54)	(95)
Finance income from financial instruments	(931)	(607)

Finance income, net	(950)	(685)

Loss for the period	456	3,781

Other Comprehensive Loss:
Items that will be transferred to profit or loss:
Loss from cash flow hedges	-	15

Total comprehensive loss for the period	456	3,796

Loss attributable to:
Owners of the Company	453	3,762
Non-controlling interests	3	19
	456	3,781

Total comprehensive loss attributable to
Owners of the Company	453	3,777
Non-controlling interests	3	19
	456	3,796

Loss per share data

Basic and diluted loss per ADS – USD	0.17	(*)2.8

Number of ADSs used in calculating basic and diluted loss per ADS	2,632,258	(*)1,355,671

*	Restated to reflect a 1:20 reverse ratio of the ADS’s, that took place in September 2024.

Reconciliation of Adjusted Operating Loss for the three months ended

	March 31	March 31
	2025	2024
	USD thousands	USD thousands
Operating loss for the period	1,406	4,466
Less ESOP expenses	(93)	(266)

	1,313	4,200

Consolidated Unaudited Statements of Cash Flow

	For the three months ended
	March 31,
	2025	2024
	USD thousands	USD thousands

Cash flows from operating activities:
Loss for the period	(456)	(3,781)

Adjustments:
Depreciation	45	48
Finance income, net	(950)	(685)
Share-based payments	93	266

	(1,268)	(4,152)

Changes in assets and liabilities:
Changes in other investments and other current assets	(248)	(213)
Changes in accounts payable	(592)	(46)
Changes in other payables	130	(671)

	(710)	(930)

Net cash used in operating activities	(1,978)	(5,082)

Cash flows from investing activities:
Proceed from other investments	219	187
Decrease in short term deposits	2	-
Interest received	36	125

Net cash provided by investing activities	257	312

Cash flows from financing activities:
Proceeds from issuance of ADSs	221	374
ADS issuance expenses paid	(55)	(50)
Repayment of lease liability	(53)	(45)
Interest paid	(10)	(11)

Net cash provided by financing activities	103	268
Net increase in cash and cash equivalents	(1,618)	(4,502)
Cash and cash equivalents at the beginning of the period	7,401	14,489
Effect of translation adjustments on cash and equivalents	(11)	(2)

Cash and cash equivalents at end of the period	5,772	9,985